

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2023

Alon Ben-Noon
Chief Executive Officer
NeuroSense Therapeutics Ltd.
11 Ha-Menofim Street, Building B
Herzliya 4672562 Israel

> **Re: NeuroSense Therapeutics Ltd.**
> **Registration Statement on Form F-3**
> **Filed January 19, 2023**
> **File No. 333-269306**

Dear Alon Ben-Noon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sarah C. Griffiths